
VIA FACSIMILE AND U.S. MAIL

May 4, 2007

Ernest C. English
Vice President and Chief Financial Officer
Gundle/SLT Environmental, Inc.
19103 Gundle Road
Houston, Texas 77073

      RE: Gundle/SLT Environmental, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              File No. 33-62947

Dear Mr. English:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

1. On page 12, you indicate that your Supply Agreement was replaced with Master Agreements. You also indicate that under the Master Agreements, you expect to receive significantly less revenues and gross profit for 2007 as compared to 2006. Please quantify the impact of the new Master agreements and discuss the impact that this agreement will have on future operations.

Mr. Ernest C. English
May 4, 2007
Page 2

2. On page 36, you decreased your allowance for doubtful accounts by approximately $387,000. Please disclose and discuss the reasons for your reduction in allowance for doubtful accounts in 2006.

<u>Results of Operations – Year Ended December 31, 2006 compared to Year Ended December 31, 2005, page 25</u>

3. You indicate that contributing to the increase in selling, general and administrative was expenses related to the acquired Chilean operations, legal charge in connection with settlement of a lawsuit, a one-time stock option compensation charge and severance expenses. You also indicate that these increases were offset by other expenses including legal costs, bad debts, and incentive plan costs. Where there is more than one business reason for any change discussed in MD&A, please quantify the impact of each factor you identify. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

<u>Liquidity and Capital Resources, page 28</u>

<u>Sources and Uses of Cash, page 30</u>

4. When you discuss cash flows from operations you list the reasons for the decrease in cash provided by operations, yet you provide no underlying analysis. You indicate that the difference was primarily due to higher receivables and inventory from the Chilean operations and the shift in the third quarter to the fourth quarter in the business activity. There is no in-depth analysis as to the medium-term and long-term impact and strategic direction of this development. Please disclose and provide more in-depth analysis regarding the significant changes that affect your cash flows from operations. Your discussion should not merely repeat information that is obtainable from your financial statements. Refer to Item 303 of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for additional guidance.

<u>Critical Accounting Policies and Estimates, page 31</u>

<u>Goodwill Impairment, page 32</u>

5. We note that you use the present value of future cash flows to determine fair value. Please disclose the following:

- identify your reporting units;
- the material assumptions you are using in your discounted cash flows
- the amount of headroom between the estimated fair value and carrying value for each reporting unit, including the amount of goodwill at-risk for impairment for each of your reporting units, as applicable and;

- the impact of a 1% change in the material assumptions used to estimate the fair value of the corresponding reporting unit on the amount of headroom.

Refer to Sections 216, 501.02, 501.12.b.3 and 501.14 of the Financial Reporting Codification for guidance.

Financial Statements

Consolidated Statements of Income (Loss), page 44

6. We note that you included your gain on the sales of assets in other (income) expense, net. In future filings please classify these gains in operating income as required by 45 of SFAS 144. Please also update your critical accounting policies related to property, plant and equipment on page 32, accordingly.

7. Please tell us supplementally and disclose in future filings the components and related amounts included in the other (income) expenses, net line item for each period your statement of operations is presented. To the extent material, discuss changes in the components of this line item in Management's Discussion and Analysis.

(2) Summary of Significant Accounting Policies, page 47

Customer Lists and Other Intangible Assets, page 48

8. You indicate that amounts assigned to customer lists are generally determined based upon appraised value. Please disclose the methods used to determine the appraised value.

Revenue and Cost Recognition, page 48

9. It appears that you perform multiple revenue-generating activities including but not limited to product and installation services for certain of your customers. With reference to EITF 00-21, please tell us the nature of the contract(s) you enter into with your customers and demonstrate the appropriateness of your revenue recognition policies with regard to multiple revenue-generating activities. In this regard, it appears that you have concluded that deliverables under your contracts are separable into units of accounting. Please advise. In addition, in future filings ensure that your disclosures comply with the disclosure requirements of paragraph 18 of EITF 00-21.

10. You indicate that for installation contracts, revenues are recognized on the percentage of completion method in accordance with SOP 81-1. Please note that SOP 81-1 specifically scopes out most service transactions. Also, a cost-to-cost approach to revenue recognition is generally not appropriate outside the scope of

SOP 81-1. Please tell us how you determined that it was appropriate to utilize the percentage of completion method for your installation contracts. Please cite the accounting literature used to support your conclusions. Refer to page 39 in Current Accounting and Disclosure Issues in the Division of Corporation Finance - November 30, 2006.

11. Please supplementally provide us with a breakdown of product and service revenues for the periods presented. Where service revenues exceed 10% of consolidated revenues please separately disclose service revenues and the related cost of goods sold. Refer to Rule 5-03(b) of Regulation S-X.

(9) Long-term Debt – Derivative Instruments, page 56

12. You state that "Due to a SFAS 133 interpretation issued in 2005, effective January 1, 2006, the Company is no longer able to apply the short cut method of accounting for its interest rate swap." We have the following comments in this regard,
   - Identify the SFAS 133 interpretation issued in 2005.
   - Demonstrate how the Company met the conditions set forth in paragraph 68 of SFAS 133 such that you could apply the short cut method during 2005 to account for your interest rate swap.
   - If, after further consideration of the conditions set forth in paragraph 68 of SFAS 133, you determine that you should not have assumed no ineffectiveness for your interest rate swap, please reassess the appropriateness of applying hedge accounting for your interest rate swap during fiscal year 2005.

   We may have further comment upon your response.

(10) Business Combinations and Other Acquisition Activities, page 57

13. We note that you have currently allocated $2.1 million, $4.6 million and $59.0 million of your total estimated purchase prices for 2006, 2005 and 2004 acquisitions to goodwill. Please expand your disclosures to provide a description of the factors that contributed to this very significant portion of the purchase price being allocated to goodwill.

(17) Commitments and Contingencies, page 64

Product Warranties and Insurance Coverage, page 64

14. We note that your warranty obligations have been decreasing over the last two fiscal years. Please disclose and clarify in your MD&A or your critical accounting policies why your warranty obligations have been decreasing over the last two years.

Mr. Ernest C. English
May 4, 2007
Page 5

<u>(18) Segment Information, page 66</u>

15. You indicate that you have reviewed the aggregation criteria and determined that you operate as one segment. Please identify the operating segments that are you are aggregating. Please tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. Please also provide us with your aggregation analysis for your operating segments. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for at least each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 to 20 of SFAS 131 and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

<u>(20) Condensed Consolidated Guarantor and Non-guarantor Financial Information, page 67</u>

16. Please disclose whether all of your domestic subsidiaries are 100% owned subsidiaries.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief